EXHIBIT 12.1

Trailer Bridge, Inc.

Ratio of Earnings to Fixed Charges

						Nine Months Ended September 30,		Pro Forma Year Ended 12/31/03	Pro Forma Nine Months Ended 9/30/04
	12/31/1999	12/31/2000	12/31/2001	12/31/2002	12/31/2003	2003	2004
Pretax income	(3,378,233)	(7,319,422)	(29,442,065)	(7,099,468)	(5,455,090)	(4,044,449)	2,499,454	(3,905,000)	3,534,000

Fixed charges	5,367,970	5,246,868	5,105,945	4,581,783	4,092,384	3,106,570	2,876,298	10,150,189	7,640,407

Income before fixed charges	1,989,737	(2,072,554)	(24,336,120)	(2,517,685)	(1,362,706)	(937,879)	5,375,752	6,245,189	11,174,407

Fixed charges
Interest expensed and capitalized	3,339,382	3,357,936	3,225,079	3,052,569	2,859,624	2,151,871	2,156,283	9,479,928	7,121,511
Amortized premiums, discounts and capitalized expenses relating to indebtedness	44,277	44,277	264,146	172,788	173,833	130,375	146,575	670,262	518,896
Estimate of interest within rental expense	1,984,311	1,844,655	1,616,720	1,356,426	1,058,927	824,324	573,440	—	—

Total fixed charges	5,367,970	5,246,868	5,105,945	4,581,783	4,092,384	3,106,570	2,876,298	10,150,189	7,640,407

Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges	NM	NM	NM	NM	NM	NM	187%	NM	146%

Deficiency	(3,378,233)	(7,319,422)	(29,442,065)	(7,099,468)	(5,455,090)	(4,044,449)	—	(3,905,000)	—